Exhibit 99.1

Pinnacle Food Sponsors Smart Farming Forum in Vancouver

Vancouver, BC, August 12, 2025 – Pinnacle Food Group Limited (“PFAI” or “the Company”), a seller of smart hydroponic growing systems and technical support services to individual households, community groups, and urban farms, today announced that on August 8, 2025, it sponsored the Smart Farming: Standards-Driven Quality and Safety Forum at Terminal City Club in Vancouver, BC. Attended by more than 50 professionals in the Canadian smart framing sector, as well as by Canadian government representatives and certification bodies, the Forum featured presentations and discussion on how the sector should leverage the newest technologies and collaborative strategies to help maximize standards of food security and quality, and widen commercial access to international markets.

The Forum’s key takeaways included:

1. Food Security Is Urgent and Complex. The Canadian smart farming sector is confronting both technological challenges as well as broader transitions in global food systems and growing risks of climate change, fragile food supply chains, and rising geopolitical tensions. The need for secure, safe, smart farming systems has therefore never been more urgent.

2. Standards Are Foundational. Standards form the backbone of trust, quality assurance, and wider access to international markets. In Canada, where agriculture is heavily export-oriented, ensuring that smart food producers maintain the highest verifiable international standards for quality and safety must be communicated across borders.

3. Collaboration Is Essential. Smart farming demands an integrated approach, connecting technology, regulation, and real-world practice through coordinated efforts. This need is especially urgent in light of the ongoing tariff conflicts between major economies—especially the U.S. and China. In order to compete effectively on a global scale, therefore, Canadian smart food producers require stronger collaboration in how they standardize and certify their output, and market these standards to the world market.

4. Real-World Progress Is Achievable. PFAI has demonstrated that smart monitoring, traceability, and applied standards are not future goals—they are currently within reach. Canada can achieve leadership in smart farming through a standards-driven approach that is sustainable, scalable, and globally competitive.

The Forum’s presenters also agreed that there exist exciting opportunities for future collaboration among all in attendance as well as with other smart farming entities. These opportunities include:

●	Empowering SMEs to co-develop smart farming standards and boost global competitiveness;

●	Producing a White Paper with policy and industry recommendations drawn from the Forum’s insights;

●	Launching Pilot Projects in BC, working with technology, legal, and certification partners; and

●	Building an International Framework for cooperation on agricultural standards and innovation.

“We are proud to have sponsored this important industry event,” said Pinnacle CEO Jiulong You. “The future of Canada’s smart farming industry lies not just in innovation, but in establishing the highest and most trusted food standards – standards that are transparent, enforceable, and verifiable. Only then, we believe, will international consumer demand for our products really grow. This Forum’s conversations, which focused on practical, executable solutions – and the collaborative plans needed to achieve them – have brought us a giant step closer to achieving our goals and allowing the Canadian smart farming industry to achieve the exponential growth we believe is possible going forward.”

About Pinnacle Food Group Limited

Incorporated in Cayman Islands, Pinnacle Food Group Limited sells smart hydroponic growing systems and technical support services to individual households, community groups, and urban farms. We offer both tailored hardware solutions and data-driven support, allowing our users to optimize their smart farming productivity. For more information, please visit the Company’s website at https:// www.pinnaclefoodinc.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not limited to historical facts, but reflect Pinnacle’s current beliefs, expectations or intentions regarding future events. Words such as "may,” "will,” "could,” "should,” "expect,” "plan,” "project,” "intend,” "anticipate,” "believe,” "seek,” "estimate,” "predict,” "potential,” "pursue,” "target,” "continue,” and similar expressions are intended to identify such forward-looking statements. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those risks discussed under the heading "Risk Factors” in Pinnacle’s recent Annual Report on Form 20-F filed with the SEC. These forward-looking statements are made only as of the date hereof, and, except as required by applicable law or regulation, Pinnacle undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Pinnacle Food Group Limited Investor Contact:

Wencai Pan

Chief Financial Officer

Office: +1 604 727 7204

Email: ir@pinnaclefoodinc.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: info@skylineccg.com

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